06007041

AB 3/29/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAFG RIA Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Gaither Drive, Suite 5
(No. and Street)

Mount Laurel (City) NJ (State) 08054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Hughes 856 - 793 - 5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gable Peitz Mishkin, LLP
(Name – *if individual, state last, first, middle name*)

323 Norristown Road (Address) Spring House (City) PA (State) 19477 (Zip Code)

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 06 2006
WASH. D.C.
152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore A. Beringer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAFG RIA Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
BARRY J. LEVIN, Notary Public
Lower Merion Twp., Montgomery
My Commission Expires Aug. 2

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gable Peritz Mishkin LLP

Certified Public Accountants
and Business Consultants

Stanton L. Peritz
Nelson C. Mishkin
Alan C. Wecht
Thomas W. Masoero
Kenneth S. Frebowitz
Regina C. O'Keefe
Frank E. O'Brien
• • • • • • • •
Herbert Gable
Richard P. Davoli

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
MAFG RIA Services, Inc.
Mt. Laurel, New Jersey

In planning and performing our audit of the financial statements and supplementary schedule of MAFG RIA Services, Inc. (the Company) for the year ended December 31, 2005 and supplementary schedule, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13; complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

323 Norristown Road
P. O. Box 917
Spring House, PA 19477
215.628.0500
215.628.8756 Fax

11000 Lincoln Drive West
Suite 11015
Marlton, NJ 08053
856.596.2400
856.596.6121 Fax

www.gpmllp.net

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASDAQ, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gable Peritz Mishkin, LLP

February 20, 2006

MAFG RIA SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

MAFG RIA SERVICES, INC.

DECEMBER 31, 2005

CONTENTS

Gable
Peritz
Mishkin
LLP

Certified Public Accountants
and Business Consultants

Stanton L. Peritz
Nelson C. Mishkin
Alan C. Wecht
Thomas W. Masoerc
Kenneth S. Frebowit
Regina C. O'Keefe
Frank E. O'Brien
• • • • • • • • •
Herbert Gable
Richard P. Davoli

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
MAFG RIA Services, Inc.
Mt. Laurel, New Jersey

We have audited the accompanying statement of financial condition of MAFG RIA Services, Inc. (a New Jersey S Corporation) as of December 31, 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAFG RIA Services, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gable Peritz Mishkin, LLP

February 20, 2006

323 Norristown Road
P. O. Box 917
Spring House, PA 19477
215.628.0500
215.628.8756 Fax

11000 Lincoln Drive West
Suite 11015
Marlton, NJ 08053
856.596.2400
856.596.6121 Fax

www.gpmllp.net

MAFG RIA SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$ 28,476	
Deposit with clearing organization	138	
Receivables from non-customers	100,945	
Due from affiliate	1,138,685	
Total assets		$ 1,268,244

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 6,941	
Liabilities subordinated to claims of general creditors	150,000	
Total liabilities		$ 156,941
Stockholder's equity		
Common stock - $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1	
Additional paid-in capital	4,999	
Retained earnings	1,106,303	
Total stockholder's equity		1,111,303
Total liabilities and stockholder's equity		$ 1,268,244

See independent auditors' report and accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

Revenues	
Fees	$ 485,028
Commissions	29,982
Interest	45,385
	560,395
Expenses	
Management administrative service fee	360,000
Bad debt expense	821
Dues and subscriptions	395
Licenses and fees	9,032
Professional fees	8,150
Interest	12,750
Insurance	789
Taxes - other	4,364
	396,301
Net income	$ 164,094

See independent auditors' report and
accompanying notes to financial statements.

MAFG RIA SERVICES , INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances - January 1, 2005	$ 1	$ 4,999	$ 942,209	$ 947,209
Net income	-	-	164,094	164,094
Balances - December 31, 2005	$ 1	$ 4,999	$ 1,106,303	$ 1,111,303

See independent auditors' report and accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2005

Subordinated liabilities at January 1, 2005	$ 150,000
Increases (decreases)	-
Subordinated liabilities at December 31, 2005	$ 150,000

See independent auditors' report and
accompanying notes to financial statements.

MAFG RIA SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities		
Net income	$ 164,094	
Adjustment to reconcile net income to net cash provided by operating activities		
Bad debt expense	821	
(Increase) decrease in assets		
Deposits with clearing organization	277	
Receivables from non-customers	(20,931)	
Increase in liabilities		
Accounts payable and accrued expenses	3,191	
Net cash provided by operating activities		$ 147,452
Cash flows from investing activities		
Net advances of loans to affiliate		(142,562)
Net increase in cash		4,890
Cash, January 1		23,586
Cash, December 31		$ 28,476
Supplementary disclosure of cash flow information:		
Cash paid for the period for:		
Interest		$ 12,750

See independent auditors' report and accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

This summary of significant accounting policies of MAFG RIA Services, Inc. ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and accompanying notes are representations of the Company's management, who are also responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

MAFG RIA Services, Inc. was incorporated in the State of New Jersey and commenced operations December 23, 1992. The Company is a wholly-owned subsidiary of MAFG, Inc. ("the Parent Company"). The Company is engaged primarily in the brokerage, strategic planning and investment advisory business.

Concentration of Credit Risk

The Company maintains its checking accounts with several banks. Accounts at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. Total cash balances with the banks did not exceed the insurable limits at December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Receivables from Non-Customers

Receivables from non-customers are recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that they anticipate they will not collect as of the time the financial statements are issued.

Bad debt expense charged to operations for the year ended December 31, 2005 was $821.

Income taxes

The Company, an S corporation, is not a taxpaying entity for federal and state income tax purposes, and thus, no income tax expense has been recorded in the financial statements. Income from the Company is taxed to the stockholder on its tax return.

The State of New Jersey maintains a minimum or surcharge tax for S corporations. The amount is included in taxes - other.

SUPPLEMENTARY INFORMATION

SCHEDULE I

MAFG RIA SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

NET CAPITAL	
Stockholders' equity qualified for net capital	$ 1,111,303
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	150,000
Total capital and allowable subordinated liabilities	1,261,303
Deductions:	
Non-allowable assets	
Receivables from non-customers	100,945
Due from affiliate	1,138,685
Deposits with clearing organization	138
	1,239,768
	$ 21,535
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 6,941
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital at 1,500%	20,841
Excess net capital at 1,000%	20,841
Ratio: Aggregate indebtedness to net capital	.32 to 1